Filed pursuant to Rule 424(b)(3)

Registration No. 333-239019

PROSPECTUS SUPPLEMENT NO. 1

6,177,174 Common Shares

Aeterna Zentaris Inc.

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements our Prospectus dated June 16, 2020 (the “Prospectus”), which forms a part of our Registration Statement (our “Registration Statement”) on Form F-1 (Registration No. 333-239019). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale of up to 6,177,174 of our common shares issuable upon exercise of certain outstanding warrants.

This Prospectus Supplement includes information from our Reports on Form 6-K, which were furnished with the Securities and Exchange Commission on August 6, 2020 and October 7, 2020.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October [21], 2020.

Exhibit 99.1

Condensed Interim Consolidated Financial Statements

As at JUNE 30, 2020 and for the three-month AND SIX-MONTH periodS ended JUNE 30, 2020 and 2019

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Financial Statements

As at JUNE 30, 2020 and for the three-month AND SIX-MONTH periodS ended JUNE 30, 2020 and 2019

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)	5
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	7
Condensed Interim Consolidated Statements of Cash Flows	8
Notes to Condensed Interim Consolidated Financial Statements	9

2

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	June 30, 2020	December 31, 2019
	$	$
ASSETS
Current Assets
Cash and cash equivalents	6,743	7,838
Trade and other receivables (note 5)	814	658
Inventory	375	1,203
Prepaid expenses and other current assets (note 21)	1,123	1,211
Total current assets	9,055	10,910
Restricted cash equivalents	313	364
Right of use assets (note 6)	190	582
Property, plant and equipment	25	35
Identifiable intangible assets	32	40
Goodwill (note 7)	8,054	8,050
Total assets	17,669	19,981
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 8)	1,697	2,148
Provision for restructuring and other costs (note 9)	107	418
Income taxes payable	—	1,448
Current portion of deferred revenues	596	991
Current portion of lease liabilities (note 10)	119	648
Current portion of warrant liability (note 11)	12	6
Total current liabilities	2,531	5,659
Deferred revenues	148	185
Lease liabilities (note 10)	103	255
Warrant liability (note 11)	—	2,249
Employee future benefits (note 12)	13,678	13,788
Non-current provision for restructuring and other costs (note 9)	278	308
Total liabilities	16,738	22,444
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	226,724	224,528
Warrants (note 13)	4,237	—
Other capital	89,467	89,806
Deficit	(319,592)	(316,891)
Accumulated other comprehensive income (“AOCI”)	95	94
Total shareholders’ equity (deficiency)	931	(2,463)
Total liabilities and shareholders’ equity (deficiency)	17,669	19,981

Commitments and contingencies (note 20)

Subsequent events (note 21)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Pierre-Yves Desbiens
Carolyn Egbert Chair of the Board	Pierre-Yves Desbiens Director

4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the three MONTHS ended june 30, 2020 and 2019

(In thousands of US dollars, unaudited)

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - April 1, 2020	23,472,771	226,413	—	89,694	(314,724)	304	1,687
Net (loss)	—	—	—	—	(3,450)	—	(3,450)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(209)	(209)
Actuarial (loss) on defined benefit plan (note 12)	—	—	—	—	(1,418)	—	(1,418)
Comprehensive (loss)	—		—	—	(4,868)	(209)	(5,077)
Reclassification of warrant liability to equity (note 11(b))	—	—	4,237	—	—	—	4,237
Issuance of common shares, net (note 13)	111,300	311	—	(362)	—	—	(51)
Share-based compensation costs (note 14)	—	—	—	135	—	—	135
Balance – June 30, 2020	23,584,071	226,724	4,237	89,467	(319,592)	95	931

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - April 1, 2019	16,440,760	222,335	—	89,437	(315,427)	95	(3,560)
Net income	—	—	—	—	206	—	206
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(110)	(110)
Actuarial (loss) on defined benefit plan (note 12)	—	—	—	—	(756)	—	(756)
Comprehensive (loss)	—	—	—	—	(550)	(110)	(660)
Issuance of common shares	191,650	805	—	—	—	—	805
Share-based compensation costs	—	—	—	387	—	—	387
Balance – June 30, 2019	16,632,410	223,140	—	89,824	(315,977)	(15)	(3,028)

5

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the six months ended june 30, 2020 and 2019

(In thousands of US dollars, unaudited)

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2020	19,994,510	224,528	—	89,806	(316,891)	94	(2,463)
Net (loss)	—	—	—	—	(2,671)	—	(2,671)
Other comprehensive loss:
Foreign currency translation adjustments	—				—	1	1
Actuarial (loss) on defined benefit plan (note 12)	—	—	—		(30)	—	(30)
Comprehensive (loss)	—				(2,701)	1	(2,700)
Reclassification of warrants upon registration (note 11(b))	—	—	4,237	—	—	—	4,237
Issuance of common shares and warrants, net (note 13 and note 11(a), respectively)	3,589,561	2,196	—	(362)	—	—	1,834
Share-based compensation costs (note 14)	—	—	—	23	—	—	23
Balance – June 30, 2020	23,584,071	226,724	4,237	89,467	(319,592)	95	931

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	—	89,342	(309,781)	11	1,907
Net (loss)	—	—	—	—	(4,705)	—	(4,705)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(26)	(26)
Actuarial (loss) on defined benefit plan (note 12)	—	—	—	—	(1,491)	—	(1,491)
Comprehensive (loss)	—	—	—	—	(6,196)	(26)	(6,222)
Issuance of common shares	191,650	805		—	—	—	805
Share-based compensation costs	—	—	—	482	—	—	482
Balance – June 30, 2019	16,632,410	223,140	—	89,824	(315,977)	(15)	(3,028)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three AND SIX months ended JUNE 30, 2020 and 2019

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019
	$	$	$	$
Revenues (note 4)
Royalty income	10	8	24	21
Product sales	—	129	1,016	129
Supply chain	40	39	81	45
Licensing revenue	18	18	37	36
Total revenues	68	194	1,158	231
Operating expenses
Cost of sales	12	101	874	101
Research and development costs	189	571	508	1,099
General and administrative expenses	1,141	1,923	2,265	3,560
Selling expenses	199	495	447	799
Restructuring costs (note 9)	—	773	—	773
Impairment of right of use asset	—	64	—	401
Gain on modification of building lease (notes 6 and 10)	(34)	—	(219)	—
Impairment of prepaid asset	—	—	—	169
Total operating expenses (note 14)	1,507	3,927	3,875	6,902
Loss from operations	(1,439)	(3,733)	(2,717)	(6,671)
Gain (loss) due to changes in foreign currency exchange rates	130	(6)	26	58
(Loss) gain on change in fair value of warrant liability (note 11)	(2,139)	3,926	331	1,865
Other finance (costs) income	(2)	19	(311)	43
Net finance (costs) income	(2,011)	3,939	46	1,966
Net (loss) income	(3,450)	206	(2,671)	(4,705)
Other comprehensive (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(209)	(110)	1	(26)
Items that will not be reclassified to profit or loss:
Actuarial (loss) on defined benefit plans (note 12)	(1,418)	(756)	(30)	(1,491)
Comprehensive (loss)	(5,077)	(660)	(2,700)	(6,222)
Net (loss) income per share [basic and diluted]	(0.15)	0.01	(0.12)	(0.28)
Weighted average number of shares outstanding (note 19):
Basic	23,515,579	16,622,415	22,519,497	16,532,090
Diluted	23,515,579	17,260,016	22,519,497	16,532,090

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7

Condensed Interim Consolidated Statements of Cash Flows

For the three AND SIX months ended june 30, 2020 and 2019

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows from operating activities
Net (loss) income for the period	(3,450)	206	(2,671)	(4,705)
Items not affecting cash and cash equivalents:
Loss (gain) on change in fair value of warrant liability (note 11)	2,139	(3,926)	(331)	(1,865)
Transaction costs of warrants issued and expensed as finance cost	—	—	310	—
Provision for restructuring costs utilized (note 9)	(21)	790	(348)	773
Depreciation and amortization	39	70	146	136
Impairment of right of use asset	—	64	—	401
Impairment of prepaid asset	—	—	—	169
Gain on modification of building lease (notes 6 and 10)	(34)	—	(219)	—
Share-based compensation costs	89	595	(23)	690
Employee future benefits (note 12)	50	2	99	136
Amortization of deferred revenues	(23)	(18)	(37)	(36)
Foreign exchange (loss) on items denominated in foreign currencies	(84)	(4)	(32)	(49)
Gain on disposal of property, plant and equipment	(2)	—	(2)	(3)
Other non-cash items	22	—	7	—
Interest accretion on lease liabilities (note 10)	(4)	(18)	(15)	(38)
Payment of income taxes	(637)	—	(1,448)	—
Changes in operating assets and liabilities (note 15)	(494)	69	(290)	(785)
Net cash used in operating activities	(2,410)	(2,170)	(4,854)	(5,176)
Cash flows from financing activities
Issuance of common shares and warrants (notes 13 and 11, respectively)	—	314	4,500	314
Transaction costs (note 13)	(11)	—	(611)	—
Payments on lease liabilities (note 10)	(41)	(159)	(199)	(310)
Net cash provided by (used in) financing activities	(52)	155	3,690	4
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	6	—	6	—
Change in restricted cash equivalents	50	—	50	50
Net cash provided by investing activities	56	—	56	50
Effect of exchange rate changes on cash and cash equivalents	(33)	341	13	293
Net change in cash and cash equivalents	(2,439)	(1,674)	(1,095)	(4,829)
Cash and cash equivalents – Beginning of period	9,182	11,357	7,838	14,512
Cash and cash equivalents – End of period	6,743	9,683	6,743	9,683

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

8

Notes to Condensed Interim Consolidated Financial Statements

As at JUNE 30, 2020 and for the three AND SIX months ended JUNE 30, 2020 and 2019

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

1.	Summary of business and liquidity and basis of preparation

Summary of business and liquidity

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the U.S. through a license and assignment agreement (the “License Agreement”) with Novo Nordisk A/S (“Novo”). Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value.

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License Agreement, Novo is funding 70% of the pediatric clinical trial submitted to the European Medicines Agency (“EMA”) and FDA, the Company’s sole development activity. In November 2019, Novo contracted the Company’s wholly owned German subsidiary (“AEZS Germany”) to provide supply chain services for the manufacture of Macrilen™ (macimorelin). In April 2020, we announced the results from AEZS-130-P01 (“Study P01”) to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having growth hormone deficiency. The Company plans to proceed with the pivotal second study, AEZS-130-P02 (“Study P02”), with an expected start date in the first quarter of 2021 and an expected completion date in July 2022, according to the pediatric investigation plan (“PIP”) agreement with the EMA. Study P02 is designed to investigate the diagnostic efficacy and safety of macimorelin acetate in pediatric patients from 2 years of age to 18 years of age with suspected growth hormone deficiency.

Liquidity

As at June 30, 2020, a substantial portion of the Company’s cash is held in AEZS Germany, the Company’s principle operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. Management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In the event the current and medium term liabilities of AEZS Germany exceed the fair values ascribed to its assets, under German solvency laws, it may no longer be possible for AEZS Germany’s operations to continue or for AEZS Germany to transfer cash to Aeterna Zentaris or its U.S. subsidiary, if needed.

COVID-19 impact

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact the Company’s operations, including the potential interruption of our clinical trial activities and the Company’s supply chain, or that of the Company’s licensee. For example, the COVID-19 outbreak may delay enrollment in the Company’s clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in the Company’s trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay the Company’s ability to conduct clinical trials or release clinical trial results and could delay the Company’s ability to obtain regulatory approval and commercialize the Company’s product candidates. The pandemic may also impact the ability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. The Company’s licensee may be impacted due to significant delays of diagnostic activities in the U.S. To date, the Company has not experienced significant business disruption from COVID-19.

9

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2019.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on August 5, 2020.

The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements except as noted below:

Share purchase warrants

The Company accounts for share purchase warrants that meet the fixed-for-fixed criteria as equity-settled.

Deferred share units

Deferred share units (“DSUs) are classified as other capital. The Company grants DSUs to members of its Board of Directors who are not employees or officers of the Company. DSUs cannot be redeemed until the holder is no longer a director of the Company and are considered equity-settled instruments. Under the terms of the DSU agreement, the DSUs vest immediately upon grant. The value attributable to the DSUs is based on the market value of the share price at the time of grant and share based compensation expense is recognized in general and administrative expenses on the consolidated statements of loss and comprehensive (loss) income. At the time of redemption, each DSU may be exchanged for one common share of the Company.

Any consideration received by the Company in connection with the exercise of DSUs is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

2.	Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Measurement uncertainty:

The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could cause interruptions in the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

10

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

3.	Impact of adoption of new IFRS standards in 2020

(a)	IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

(b)	Conceptual framework for financial reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

IFRS Pronouncements issued but not yet effective

(c)	IAS 1 – Presentation of financial statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(d)	Annual improvements to IFRS standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, Financial Instruments, IFRS 1, First Time adoption of IFRS, IFRS 16, Leases, and IAS 41, Biological Assets.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	IAS 37 - Onerous contracts - Cost of fulfilling a contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f)	IAS 16 - Proceeds before intended use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

11

4.	Licensing arrangement and supply chain agreement

On January 16, 2018, the Company entered into the License Agreement which provides (i) for the “right to use” license relating to the Adult Indication, (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication, (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA under the agreed Pediatric Investigation Plan (“PIP”) studies to be run by the Company with customary oversight from a joint steering committee (the “JSC”) and (iv) an interim supply arrangement (“Supply Arrangement”). Strongbridge Ireland Limited (“Strongbridge”), effective December 19, 2018, sold the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo for a payment plus tiered royalties on net sales. The service agreement under which Novo agreed to fund Strongbridge’s Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the U.S. was terminated as of December 1, 2019.

Following Novo’s acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC has met regularly to discuss Novo’s commercialization plan for the U.S. and Canada, their supply chain needs and the enrollment of patients and protocols of the two PIP studies. The Company expects that quarterly meetings will continue as forecasts for sales, inventory build and needs for the PIP study progresses.

Royalty income earned under the License Agreement for the six-month period ending June 30, 2020 was $24 (2019 - $21) and, during the six-month period ended June 30, 2020, the Company invoiced Novo $310 for its share of PIP study costs (2019 - $621) that are recorded within research and development costs on the condensed interim consolidated statements of comprehensive loss.

The Company agreed, in the Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. In November 2019, Novo contracted AEZS Germany, to provide supply chain services including API batch production and delivery of certain API and semi-finished goods, as well as the provision of ongoing support activities. During the six-month period ended June 30, 2020, the Company invoiced Novo $85 for supply chain activities and recognized as revenue $81 (2019 – $33 invoiced and recognized as revenue $45) and invoiced and recognized as revenue $1,016 in product sales (2019 - $806).

5.	Trade and other receivables

	June 30, 2020	December 31, 2019
	$	$
Trade accounts receivable (net of expected credit losses of $60 (December 31, 2019 - $55))	121	210
Value added tax and income tax receivable	519	254
Other	174	194
	814	658

12

6.	Right of use assets

	Building	Vehicles and equipment	Total
	$	$	$
Cost
At January 1, 2020	757	106	863
Modification of building lease	(259)	—	(259)
Disposals	—	(21)	(21)
Impact of foreign exchange rate changes	1	—	1
At June 30, 2020	499	85	584

	Building	Vehicles and equipment	Total
	$	$	$
Accumulated Depreciation
At January 1, 2020	242	39	281
Disposals	—	(20)	(20)
Depreciation	116	16	132
Impact of foreign exchange rate changes	1	—	1
At June 30, 2020	359	35	394

	Building	Vehicles and equipment	Total
	$	$	$
Carrying amount
At June 30, 2020	140	50	190
As at December 31, 2019	515	67	582

Upon the renegotiation of the building lease agreement completed effective April 30, 2020 (note 10), a modification was recorded to the building right of use asset in the amount of $259, representing the reduction in the square footage leased from the landlord.

7.	Goodwill

The change in carrying value is as follows:

Carrying amount
$
At January 1, 2019	8,210
Impact of foreign exchange rate changes	(160)
At December 31, 2019	8,050
Impact of foreign exchange rate changes	4
At June 30, 2020	8,054

Management evaluated goodwill for impairment based on the Company’s share price, which declined during the first quarter of 2020 and remained low during the second quarter of 2020, and the Company’s declining cash balance from continuing losses to June 30, 2020. This assessment is based on fair value less costs of disposal based on the Company’s market capitalization at June 30, 2020, its issued and outstanding common shares less estimated cost of disposal of approximately $1,132. There was no impairment assessed at June 30, 2020.

13

8.	Payables and accrued liabilities

	June 30, 2020	December 31, 2019
	$	$
Trade accounts payable	436	1,087
Salaries, employment taxes and benefits	132	64
Accrued audit fees	208	216
PIP study payables	3	118
Accrued severance	171	427
Accrued offering costs (note 21)	480	—
Other accrued liabilities	267	236
	1,697	2,148

9.	Provision for restructuring and other costs

On June 6, 2019, the Company announced that it was reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities in Frankfurt. AEZS Germany and its Works Council approved a restructuring that affected 8 employees that was completed by January 31, 2020.

The changes in the Company’s provision for restructuring and other costs can be summarized as follows:

	Cetrotide(R) onerous contracts	German Restructuring: severance	Total
	$	$	$
Balance – January 1, 2020	396	330	726
Utilization of provision	(25)	(323)	(348)
Change in provision	14	—	14
Impact of foreign exchange rate changes		(7)	(7)
Balance – June 30, 2020	385	—	385
Less current portion	107	—	107
Non-current portion	278	—	278

10.	Lease liabilities

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
	$	$
Balance – Beginning of period	903	1,522
Interest paid as charged to comprehensive income (loss) as other finance costs	(15)	(66)
Payment against lease liabilities	(199)	(614)
Modification of lease liability	(463)	—
Impact of foreign exchange rate changes	(4)	61
Balance – End of period	222	903
Current lease liabilities	119	648
Non-current lease liabilities	103	255

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and, retained one sub-lessee until April 30, 2021.

On May 5, 2020, the sub-lessee terminated its lease with the Company effective April 30, 2020. Concurrent with this termination, the Company was able to renegotiate a further reduction in leased square footage with the landlord, which resulted in a lease modification and a resulting gain of $34 which is recorded in the condensed interim consolidated statements of comprehensive loss.

14

11.	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
	$	$
Balance – Beginning of period	2,255	3,634
Issuance of warrants (a)	2,325	3,457
Warrants exercised during the period	—	(318)
Net gain on change in fair value of warrant liability	(331)	(4,518)
Warrant liability reclassified to equity (b)	(4,237)	—
Balance – End of period	12	2,255
Current portion of warrant liability	12	6
Long-term portion of warrant liability	—	2,249

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at June 30, 2020.

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
December 2015 Warrants	2,331,000	0.802	7.10	0.16%	133.7%	0.46	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

A summary of the activity related to the Company’s share purchase warrants that are classified as a liability is provided below.

	Six months ended		Year ended
	June 30, 2020		December 31, 2019
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$	$
Balance – Beginning of period	6,629,144	4.00	3,391,844	6.23
Exercised	—	—	(87,700)	1.07
Issued (a)	2,852,174	1.24	3,325,000	1.65
Reclassified to equity (b)	(6,177,174)	1.46	—	—
Expired (c)	(973,144)	4.60	—	—
Balance – End of period	2,331,000	7.10	6,629,144	4.00

(a)	Warrants issued

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market (note 13). Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The Company also issued 243,478 warrants to the placement agent with an exercise price of $1.62 per common share, which are exercisable immediately and will expire five years following the date of issuance.

15

On July 7, 2020, the Company closed a public offering for gross proceeds of $12,000, with the issuance of common shares and warrants, see note 21.

2019

On September 20, 2019, the Company entered into a securities purchase agreement for $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50 (note 13). Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire 5 years following the date of issuance.

All issued warrants contain a provision where if, at any time while the warrants are outstanding, the Company completes a Fundamental Transaction (as defined in the warrant agreements) but is generally understood to be a change of control of the Company, the warrant holders will have the right to receive payment for the unexercised warrant (as defined in the warrant agreements).

(b)	Warrant liability reclassified to equity

The Company had issued 3,325,000 unregistered investor warrants in the September 2019 closed direct offering as well as 2,608,696 unregistered investor warrants and 234,478 unregistered placement agent warrants in the February 2020 closed direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability.

Effective June 16, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of June 16, 2020, the warrant liability was measured at fair value using Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the condensed interim consolidated statements of comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity (note 13).

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of such warrants as at June 16, 2020.

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
September 2019 Warrants	3,325,000	0.96	1.65	0.30%	104.5%	4.3	0.00%
February 2020 Investor Warrants	2,608,696	0.96	1.20	0.36%	119.3%	5.2	0.00%
February 2020 Placement Agent Warrants	243,478	0.96	1.62	0.32%	113.3%	4.7	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

16

(c)	Warrants expired

On March 10, 2020, the Company had 28,144 share purchase warrants expire, each with an exercise price of $1.07. On May 1, 2020, the Company had 945,000 share purchase warrants expire, each with an exercise price of $4.70.

12.	Employee future benefits

The Company sponsors a pension plan in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company’s accrued benefit obligations is summarized as follows:

	June 30, 2020			Year ended December 31, 2019
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Balances – Beginning of the period	13,705	83	13,788	13,205
Current service cost	23	1	24	49
Interest cost	75	—	75	241
Actuarial loss arising from changes in financial assumptions	30	—	30	1,040
Benefits paid	(214)	(1)	(215)	(483)
Impact of foreign exchange rate changes	(24)	—	(24)	(264)
Balances – End of the period	13,595	83	13,678	13,788
Amounts recognized:
In net income (loss)	(98)	(1)	(99)	(262)
In other comprehensive loss	(6)	—	(6)	(810)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Effective March 31, 2020, the Company incorporated a decline of 10.35% in its pension liabilities based on publicly available actuarial information. Effective June 30, 2020, based on publicly available actuarial information, this decline was predominantly reversed. The discount rate as at March 31, 2020 was 1.8% while at June 30, 2020, it was 1.1% (December 31, 2019: 1.1%).

13.	Share and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, 2,608,696 investor share purchase warrants were issued at an exercise price of $1.20 per common share and 243,478 broker share purchase warrants were issued at an exercise price of $1.62 per common share (note 11(a)). The net cash proceeds to the Company from the offering totaled approximately $3,900. The gross proceeds of $4,500 was allocated as $2,326 to warrants based on the ascribed fair value (note 11) and the remaining gross proceeds of $2,174 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $310 allocated to the warrant liability were recorded as expense in the statement of comprehensive (loss) income.

17

During the second quarter of 2020, directors who were no longer on the Board redeemed their DSUs in full whereby 111,300 common shares were issued.

On July 7, 2020, the Company closed a public offering for $12,000 in gross proceeds, with the issuance of common shares and warrants, see note 21.

2019

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares (note 11(a)). The gross proceeds of $4,988 was allocated as $3,457 to warrants based on the ascribed fair value and the remaining gross proceeds of $1,531 were allocated to share capital. The transaction costs of $795 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $550 allocated to the warrant liability were recorded as expense in the statement of comprehensive (loss) income.

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the Board and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

Other capital

The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan (the “LTIP”) and stock option plans as other capital in its consolidated statements of changes in shareholders’ equity (deficiency) and as operating expenses in its condensed interim consolidated statements of comprehensive loss.

18

The following tables summarize the activity under the LTIP and the Stock Option Plan:

	Six months ended June 30, 2020
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
June 30, 2020	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of period	741,116	3.61	212,000	441	912.00
Granted	—	—	120,000	—	—
Exercised	—	—	(159,000)	—	—
Canceled/Forfeited	(330,350)	2.14	—	—	—
Expired	(84,366)	15.51	—	(431)	912.00
Balance – End of period	326,400	2.03	173,000	10	912.00

	Year ended December 31, 2019
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
December 31, 2019	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of period	727,816	4.07	161,000	869	743.56
Granted	185,000	1.07	150,000	—	—
Exercised	(64,850)	2.75	(99,000)	—	—
Canceled/Forfeited	(6,000)	13,39	—	—	—
Expired	(100,850)	2.24	—	(428)	570.00
Balance – End of period	741,116	3.61	212,000	441	912.00

The following table summarizes the activity regarding warrants that were reclassified into equity:

	Six months ended June 30, 2020			Year ended December 31, 2019
		Weighted average exercise price
	Number	(US$)	$	$
Balance – Beginning of the period	—	—	—	Nil
Warrant liability reclassified to equity (note 11(b))	6,177,174	1.46	4,237	Nil
Balance – End of the period	6,177,174	1.46	4,237	Nil

19

14.	Operating expenses

The nature of the Company’s operating expenses from operations include the following:

	Six months ended June 30,
	2020	2019
	$	$
Key management personnel:
Salaries and short-term employee benefits	483	594
Consultant fees	76	118
Share-based compensation costs	127	681
Post-employment benefits	27	18
	713	1,411
Other employees:
Salaries and short-term employee benefits	491	1,042
Share-based compensation costs	(104)	9
Post-employment benefits	92	158
	479	1,209
Cost of inventory used and services provided	874	101
Professional fees	929	1,474
Restructuring costs	—	773
Consulting fees	274	76
Insurance	432	446
Third-party research and development	74	307
Travel	41	84
Marketing services	29	2
Laboratory supplies	—	28
Other goods and services	50	64
Leasing costs, net of sublease receipts of $107 (2019 - $58)	62	176
Gain on modification of building lease (notes 6 and 10)	(219)	—
Impairment of right of use asset (note 6)	—	401
Impairment of prepaid asset	—	197
Depreciation and amortization	14	19
Depreciation of right of use assets (note 6)	132	117
Operating foreign exchange losses	(9)	17
	3,875	6,902

15.	Supplemental disclosure of cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(149)	133	(156)	(196)
Inventory	(8)	(191)	828	(496)
Prepaid expenses and other current assets	(279)	(267)	99	(123)
Payables and accrued liabilities	41	502	(451)	247
Current portion of deferred revenues	11	—	(395)	—
Employee future benefits (note 12)	(110)	(108)	(215)	(217)
	(494)	69	(290)	(785)

16.	Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash being its primary components, is to ensure sufficient liquidity to fund operating expenses and working capital requirements. Over the past several years, the Company has raised capital via public equity and registered direct offerings and issuances under various at-the-market sales programs as its primary source of liquidity. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

20

17.	Financial instruments and financial risk management

Financial assets and liabilities as at June 30, 2020 and December 31, 2019 are presented below.

June 30, 2020	Financial assets at amortized cost	Financial Liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents	6,743	—	—	6,743
Trade and other receivables	295	—	—	295
Restricted cash equivalents	313	—	—	313
Payables and accrued liabilities	—	—	1,697	1,697
Lease liabilities	—	—	222	222
Warrant liability	—	12	—	12
	7,351	12	1,919	5,420

December 31, 2019	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents	7,838	—	—	7,838
Trade and other receivables	404	—	—	404
Restricted cash equivalents	364	—	—	364
Payables and accrued liabilities	—	—	2,148	2,148
Lease liabilities	—	—	903	903
Warrant liability	—	2,255	—	2,255
	8,606	2,255	3,051	3,300

Fair value

IFRS 13, establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

In note 11 - Warrant liability, the Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value.

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

21

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. As at June 30, 2020, trade accounts receivable for an amount of approximately $121 were with five counterparties of which $60 was past due and impaired and fully provided for (December 31, 2019 - $265 with four counterparties and $55 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 45 days after quarter-end. At June 30, 2020, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM (macimorelin). The licensee has paid all amounts owing within 60 days of invoicing. The maximum exposure to credit risk approximates the amount outstanding in the Company’s consolidated statement of financial position.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 16 - Capital disclosure, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

(c)	Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share closing price, which on the NASDAQ ranged from $1.44 to $0.42 during the six-months ended June 30, 2020.

(e)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at June 30, 2020, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net income for the six-month period ended June 30, 2020 would have been lower or higher by approximately $37 (2019 - $546).

18.	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

22

19.	Net (loss) income per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	$	$	$	$
Net (loss) income	(3,450)	206	(2,671)	(4,705)
Basic weighted average number of shares outstanding	23,515,579	16,622,415	22,519,497	16,532,090
Net (loss) income per share (basic)	(0.15)	0.01	(0.12)	(0.28)

Dilutive effect of stock options	—	—	—	—
Dilutive effect of share purchase warrants	—	—	—	—
Diluted weighted average number of shares outstanding	23,515,579	17,260,016	22,519,497	16,532,090
Net (loss) income per share (diluted)	(0.15)	0.01	(0.12)	(0.28)

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	326,410	161,021	326,410	641,021
Deferred share units	173,000	150,000	173,000	288,000
Warrants (number of equivalent shares)	8,508,174	3,276,000	8,508,174	3,296,008

Net (loss) income per share is calculated by dividing net (loss) income by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

20.	Commitments and Contingencies

Service and manufacturing
$
Less than 1 year	910
1 - 3 years	5
4 - 5 years	5
More than 5 years	2
Total	922

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6,500 will be funded entirely by the Company’s insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s NDA for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

21.	Subsequent events

On July 7, 2020, the Company closed a public offering of 26,666,666 units at a price to the public of $0.45 per unit, for gross proceeds of $12,000, before deducting placement agent fees and other offering expenses payable by the Company, estimated at $1,500. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor share purchase warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 investor share purchase warrants at an exercise price of $0.45 per share expiring July 7, 2025 and 1,866,667 placement agent warrants with an exercise price of $0.5625 per share, expiring July 1, 2025 were issued. As at June 30, 2020, the Company had incurred $537 in offering costs which were deferred and classified in the condensed interim consolidated statements of financial position, in the line “Prepaid expenses and other current assets” and $480 in accrued issuance costs were included within “Payables and accrued liabilities” in the condensed interim consolidated statements of financial position. Upon the completion of the public offing on July 7, 2020, the deferred offering costs were netted against the gross proceeds of the offering within equity. As a result of the public offering, the Company believes it has stockholders’ equity of at least $2.5 million as of the date of this filing and thereby satisfies the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market (“Nasdaq”). The Company received Nasdaq’s formal confirmation of such compliance on July 30, 2020.

Additionally, on August 3, 2020, the Company announced that it had entered into a securities purchase agreement with several institutional investors in the United States providing for the sale and issuance of 12,427,876 common shares at a purchase price of $0.56325 per common share in a registered direct offering priced at-the-market under Nasdaq rules. The offering resulted in gross proceeds of approximately $7,000 and closed on August 5, 2020. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company has issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025.

23

Exhibit 99.2

Second Quarter 2020 MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial condition as of June 30, 2020, and the results of operations and cash flows for the three- and six- months ended June 30, 2020 and 2019 of Aeterna Zentaris Inc. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us” and “our” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s unaudited condensed consolidated financial statements and the accompanying notes thereto as at June 30, 2020 and for the three- and six- months ended June 30, 2020 and 2019 and the audited consolidated financial statements and MD&A for the years ended December 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s common shares are listed on both the NASDAQ Capital Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZS”.

All amounts in this MD&A are presented in U.S. dollars, except for share, option and share purchase warrant data, or as otherwise noted.

This MD&A was approved by the Company’s Board of Directors on August 5, 2020. This MD&A is dated August 5, 2020.

Company Overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the United States through a license and assignment agreement (the “License Agreement”) with Novo Nordisk A/S (“Novo”). Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value.

About Forward-Looking Statements

This document contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH (“AEZS Germany”) to Aeterna Zentaris and our U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus or COVID-19, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities regulatory authorities for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

(1)

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.zentaris.com, www.sedar.com and www.sec.gov.

Key Developments

Financing activities

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29375 per share, priced at-the-market. Additionally, the Company issued to the investors in the offering unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The net cash proceeds to the Company from the offering totaled $3.9 million. The Company issued 243,478 warrants to the placement agent with an exercise price of $1.61719 per common share, which are exercisable immediately and will expire five years following the date of issuance. Collectively, this financing is referred to as the “February 2020 Financing”.

Effective June 16, 2020, the Company registered under the Securities Act of 1933 the 2,608,696 investor warrants and 243,478 placement agent warrants issued on February 21, 2020 and the 3,325,000 investor warrants issued on September 20, 2019.

Subsequent to the end of the fiscal quarter, on July 7, 2020, the Company closed a public offering of 26,666,666 units at a price to the public of $0.45 per unit, for gross proceeds of $12 million, before deducting placement agent fees and other offering expenses payable by the Company, estimated at $1.5 million. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor share purchase warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 investor share purchase warrants with an exercise price of $0.45 per share expiring July 7, 2025 and 1,866,667 placement agent warrants with an exercise price of $0.5625 per share expiring July 1, 2025 were issued.

(2)

Additionally, on August 3, 2020, the Company announced that it had entered into a securities purchase agreement with several institutional investors in the United States providing for the sale and issuance of 12,427,876 common shares at a purchase price of $0.56325 per common share in a registered direct offering priced at-the-market under Nasdaq rules for gross proceeds of approximately $7.0 million, closing on August 5, 2020. Concurrently, the Company also issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company has issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025.

Commercialization of Macrilen™ (macimorelin) in U.S. and Canada

On January 16, 2018, the Company entered into the License Agreement which provides (i) for the “right to use” license relating to the adult indication, (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication, (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the European Medicines Agency (“EMA”) under the agreed Pediatric Investigation Plan (“PIP”) studies to be run by the Company with customary oversight from a joint steering committee (the “JSC”) and (iv) an interim supply arrangement (“Supply Arrangement”). Strongbridge Ireland Limited, effective December 19, 2018, sold the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo for a payment plus tiered royalties on net sales.

Following Novo’s acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC has met regularly to discuss Novo’s commercialization plan for the U.S. and Canada, their supply chain needs and the enrollment of patients and protocols of the two PIP studies. The Company expects that quarterly meetings will continue as forecasts for sales, inventory build and needs for the PIP study progresses.

Royalty income earned under the License Agreement for the six-month period ending June 30, 2020 was $0.02 million (2019 - $0.02 million) and, during the six-month period ended June 30, 2020, the Company invoiced Novo $0.3 million for its share of PIP study costs (2019 - $0.6 million).

The Company agreed, in the Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. In November 2019, Novo contracted AEZS Germany, to provide supply chain services including API batch production and delivery of certain API and semi-finished goods, as well as the provision of ongoing support activities. During the six-month period ending June 30, 2020, the Company invoiced Novo $0.09 million for supply chain activities (2019 – $0.03 million) and invoiced $1.0 million in product sales (2019 - $0.8 million).

Pediatric clinical trial for Macrilen™ (macimorelin)

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of growth hormone deficiency (“GHD”) in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the European Medicines Agency (“EMA”) in our PIP for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study AEZS-130-P02 (“Study P02”) on diagnostic efficacy and safety. Study P01 was an international, multicenter study which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 mg per kg body weight in pediatric patients from 2 to less than 18 years of age with suspected GHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative GH stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed: following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The final study results from Study P01 were published in the second quarter of 2020 indicating positive safety and tolerability data for use of macimorelin in child-onset growth hormone as well as PK/PD data observed in the range as expected from the adult studies. Thereafter, we plan to proceed with the pivotal Study P02 with an expected start date in the first quarter of 2021 and an expected completion date in July 2022, according to the PIP agreement with EMA. Study P02 is designed to investigate the diagnostic efficacy and safety of macimorelin acetate in a dose of 1.0 mg/kg body weight in pediatric patients from 2 years of age to 18 years of age with suspected growth hormone deficiency.

(3)

On April 7, 2020 we announced the decision of the EMA to accept our modification request of our PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. We believe this EMA decision supports the development of one globally harmonized study protocol for test validation, specifically Study P02, which we expect to be accepted both in Europe and the U.S.

Megapharm Distribution Agreement

On June 25, 2020, we announced that we entered into an exclusive distribution and related quality agreement with Megapharm Ltd. (“Megapharm”), a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD.

Under the terms of the agreement, Megapharm will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while we will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. The regulatory process for macimorelin in Israel is expected to be completed in the second half of 2021.

Nasdaq Letters

On July 27, 2020, we received a letter from the Listing Qualifications Staff of the NASDAQ (the “Staff”), notifying us that for the last 30 consecutive business days prior to the date of the letter, the closing bid price of our Common Shares was below $1.00 per share and, therefore, we did not meet the requirement for continued listing on the NASDAQ as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided a grace period of 180 calendar days, through January 25, 2021, to evidence compliance with the Bid Price Rule. To evidence compliance, we must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before January 25, 2021. In the event we do not timely evidence compliance with the Bid Price Rule, we may be eligible for an additional 180-day grace period or may face delisting. In the latter case, we would be entitled to request a hearing before the Nasdaq Hearings Panel, which request would stay any delisting action by the Staff pending completion of the hearing process. NASDAQ’s notice has no immediate effect on the listing of our common shares on NASDAQ and does not otherwise impact our listing on the Toronto Stock Exchange. We are considering the options available to us to evidence compliance with the Bid Price Rule prior to the expiration of the grace period.

In addition to the minimum bid price requirement, the continued listing rules of the NASDAQ require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million, (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our securities by our total outstanding securities) of at least $35 million or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000.

On April 8, 2020, we received a letter from the Staff notifying us that, based upon the net loss for the fiscal year ended December 31, 2019, the Company no longer satisfies the minimum net income requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(3) and does not otherwise satisfy the alternative requirements of market value of listed securities or stockholders’ equity. The Company timely submitted a plan to regain compliance with Nasdaq Listing Rule 5550(b)(3), and on June 3, 2020 the Staff granted the Company an extension of 180 days, through October 5, 2020, to evidence compliance with this requirement. On July 1, 2020, we priced an approximate $12 million public offering of our common stock and warrants, pursuant to which we ultimately raised approximately $10.5 million in net proceeds. As a result of the offering, on July 30, 2020, we received a letter from the Staff notifying us that the Staff determined that we comply with the stockholders’ equity component of the rules, subject to being delisted if in a future periodic report we fail to evidence compliance. There is no assurance that we will maintain compliance, and therefore there can be no assurance that our Common Shares will remain listed on the NASDAQ.

(4)

Changes in personnel

On December 16, 2019, the Company announced changes to its director composition planned for the first quarter of 2020. Mr. Gilles Gagnon (M.Sc., MBA, ICD.D) joined the Board of Directors of the Company (the “Board”) on January 1, 2020 and replaced Robin Hoke Smith on the Nominating, Governance and Compensation Committee effective May 15, 2020. Mr. Gérard Limoges, who had served on the Board since 2004, retired from the Board on March 31, 2020, and was replaced by Mr. Pierre-Yves Desbiens (CPA, CA, CF, MBA), who also replaced Mr. Limoges as Chair of the Audit Committee. On May 15, 2020, Mr. Peter Edwards (J.D.) joined the Board and replaced Dr. Brent Norton on the Audit Committee and on the Nominating, Governance and Compensation Committee

Settlement of class-action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6.5 million will be funded entirely by our insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s NDA for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Renegotiation of German building lease

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary for 30,343 square feet for management, R&D, business development and administration whereby 9,882 square feet was retained for business development, clinical development, manufacturing, supply chain and management purposes, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and, retained one sub-lessee until April 30, 2021. On May 5, 2020, the sub-lessee terminated its lease with the Company effective April 30, 2020 and signed a lease directly with the landlord. AEZS Germany’s revised square footage is 6,835 for business development, clinical development, manufacturing, supply chain and management purposes.

Exposure to epidemic or pandemic outbreak

As of August 5, 2020, coronavirus or COVID-19, a contagious disease that was characterized by the World Health Organization as a pandemic in early 2020, continues to affect the global community and is adversely affecting our business operations. Given this rapidly evolving situation, the duration, scope and impact on our business operations, clinical studies and financial results cannot at this time be fully determined or quantified. Aeterna Zentaris has developed protocols and procedures should they be required to deal with any potential epidemics and pandemics and has implemented these protocols and procedures in place to address the current COVID-19 pandemic. Despite appropriate steps being taken to mitigate such risks, there can be no assurance that existing policies and procedures will ensure that the Company’s operations will not be further adversely affected.

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many regions and countries. While the COVID-19 outbreak may still be in its early stages, international stock markets have begun to reflect the uncertainty associated with the potential economic impact of the outbreak and the significant declines and volatility in the TSX Composite Index, the NASDAQ and other major indices around the world in the latter part of February and in March 2020 has largely been attributed to the effects of COVID-19. There can be no assurance that a disruption in financial markets, regional economies and the world economy would not negatively affect Aeterna Zentaris’ access to capital or the financial performance of the Company.

(5)

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third party product and service suppliers. Please see the Risk Factor entitled “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Monetization of non-strategic assets

Opportunities for the Company to monetize non-strategic assets include preclinical work done on AEZS-120, a prostate cancer vaccine and preclinical and clinical work done on AEZS-108 (zoptarelin doxorubicin) and AEZS-104 (perifosine).

Condensed Consolidated Statements of Comprehensive (Loss) Income

(in thousands, except share and per share data) (unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019
	$	$	$	$
Revenues
Royalty income	10	8	24	21
Product sales	—	129	1,016	129
Supply chain	40	39	81	45
Licensing revenue	18	18	37	36
Total revenues	68	194	1,158	231
Operating expenses
Cost of sales	12	101	874	101
Research and development costs	189	571	508	1,099
General and administrative expenses	1,141	1,923	2,265	3,560
Selling expenses	199	495	447	799
Restructuring costs	—	773	—	773
Impairment of right of use asset	—	64	—	401
Gain on modification of building lease	(34)	—	(219)	—
Impairment of prepaid asset	—	—	—	169
Total operating expenses	1,507	3,927	3,875	6,902
Loss from operations	(1,439)	(3,733)	(2,717)	(6,671)
Gain (loss) due to changes in foreign currency exchange rates	130	(6)	26	58
(Loss) gain on change in fair value of warrant liability	(2,139)	3,926	331	1,865
Other finance (costs) income	(2)	19	(311)	43
Net finance income (costs)	(2,011)	3,939	46	1,966
Net (loss) income	(3,450)	206	(2,671)	(4,705)
Other comprehensive (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(209)	(110)	1	(26)
Items that will not be reclassified to profit or loss:
Actuarial (loss) on defined benefit plans	(1,418)	(756)	(30)	(1,491)
Comprehensive (loss)	(5,077)	(660)	(2,700)	(6,222)
Net (loss) income per share [basic and diluted]	(0.15)	0.01	(0.12)	(0.28)
Weighted average number of shares outstanding:
Basic	23,515,579	16,622,415	22,519,497	16,532,090
Diluted	23,515,579	17,260,016	22,519,497	16,532,090

(6)

Condensed Consolidated Interim Statements of Financial Position

	As at June 30, 2020	As at December 31, 2019
(in thousands)	(Unaudited)
	$	$
Cash and cash equivalents	6,743	7,838
Trade and other receivables and other current assets	1,937	1,869
Inventory	375	1,203
Restricted cash equivalents	313	364
Property, plant and equipment	25	35
Right of use assets	190	582
Other non-current assets	8,086	8,090
Total assets	17,669	19,981
Payables and accrued liabilities and income taxes payable	1,697	3,596
Current portion of provision for restructuring and other costs	107	418
Current portion of deferred revenues	596	991
Lease liabilities	222	903
Warrant liability	12	2,255
Non-financial non-current liabilities (1)	14,104	14,281
Total liabilities	16,738	22,444
Shareholders’ equity (deficiency)	931	(2,463)
Total liabilities and shareholders’ equity (deficiency)	17,699	19,981

(1) Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.

Basis of presentation

The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements except as noted below:

Share purchase warrants

The Company accounts for share purchase warrants that meet the fixed-for-fixed criteria as equity-settled.

(7)

Deferred share units

Deferred share units (“DSUs) are classified as other capital. The Company grants DSUs to members of its Board of Directors who are not employees or officers of the Company. DSUs cannot be redeemed until the holder is no longer a director of the Company and are considered equity-settled instruments. Under the terms of the DSU agreement, the DSUs vest immediately upon grant. The value attributable to the DSUs is based on the market value of the share price at the time of grant and share based compensation expense is recognized in general and administrative expenses on the consolidated statements of loss and comprehensive (loss) income. At the time of redemption, each DSU may be exchanged for one common share of the Company.

Any consideration received by the Company in connection with the exercise of DSUs is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

Critical accounting policies, estimates and judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Measurement uncertainty:

The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could cause interruptions in the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those applied to our annual consolidated financial statements as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017.

Impact of adoption of new IFRS standards in 2020

(a)	IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

(8)

(b)	Conceptual framework for financial reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

IFRS Pronouncements issued but not yet effective

(c)	IAS 1 – Presentation of financial statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(d)	Annual improvements to IFRS standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, Financial Instruments, IFRS 1, First Time adoption of IFRS, IFRS 16, Leases, and IAS 41, Biological Assets.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	IAS 37 - Onerous contracts - Cost of fulfilling a contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f)	IAS 16 - Proceeds before intended use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 24 to the Company’s annual audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

(9)

Results of operations for the three-month period ended June 30, 2020

For the three-month period ended June 30, 2020, we reported a consolidated net loss of $3.5 million, or $0.15 loss per common share (basic), as compared with a consolidated net income of $0.2 million, or $0.01 income per common share for the three-month period ended June 30, 2019. The $3.7 million decline in net results is primarily from a change in fair value of warrant liability of $6.1 million partially offset by a reduction of $2.3 million in operating expenses.

Revenues

Our total revenue for the three-month period ended June 30, 2020 was $0.07 million as compared with $0.2 million for the same period in 2019, representing a decrease of $0.13 million. The 2020 revenue was comprised of $0.01 million in royalty revenue (2019 - $0.01 million), $nil in product sales of Macrilen™ (macimorelin) to Novo (2019 - $0.13 million), $0.04 million in supply chain revenue (2019 - $0.04 million) and $0.02 million in licensing revenue (2019 – $0.02 million).

Operating expenses

Our total operating expense for the three-month period ended June 30, 2020 was $1.5 million as compared with $3.8 million for the same period in 2019, representing a decrease of $2.3 million. This decrease arises primarily from a $0.8 million decline in general and administrative, a $0.8 million decline in restructuring costs, a $0.4 million decline in research and development costs, and a $0.3 million decline in selling expenses. The impact of our June 2019 restructuring in our German subsidiary, namely for payroll and share based compensation costs, is a key influence in the declines in general and administrative expenses, selling and research and development expenses. The further impact on the decline in research and development costs is attributed to the different phases of activity of Study P01. In the first half of 2019, study activities included study start with document development, medication manufacturing, study feasibility testing at different sites and clinical trial applications in Hungary, Poland, Belarus, Russia, Ukraine and Serbia, while in 2020, all sites had completed their enrollment and clinical activities.

Net finance (costs) income

Our net finance costs for the three-month period ended June 30, 2020 was $2.0 million as compared with a net finance income of $3.9 million for the same period in 2019, representing a decrease of $5.9 million. This is primarily due to a $6.1 million loss in fair value of warrant liability offset by $0.2 million from changes in currency exchange rates. Effective June 16, 2020, the Company registered the common shares underlying the 2,608,696 investor warrants and 243,478 placement agent warrants issued on February 21, 2020 and the 3,325,000 investor warrants issued on September 20, 2019 by way of a registration statement which removed the cashless exercise option for registered warrants.

Results of operations for the six-month period ended June 30, 2020

For the six-month period ended June 30, 2020, we reported a consolidated net loss of $2.7 million, or $0.12 loss per common share, as compared with a consolidated net loss of $4.7 million, or $0.28 loss per common share (basic), for the six-month period ended June 30, 2019. The $2.0 million improvement in net results is primarily from a reduction of operating expenses of $2.9 million and increase in total revenues of $0.9 million partially offset by a $1.9 million decline in net finance income.

Revenues

Our total revenue for the six-month period ended June 30, 2020 was $1.2 million as compared with $0.2 million for the same period in 2019, representing an increase of $1.0 million. The 2020 revenue was comprised of $0.02 million in royalty income (2019 - $0.02 million), $1.0 million in product sales (2018 – $0.1 million), $0.08 million in supply chain (2019 - $0.05 million) and $0.04 million in licensing revenue (2019 - $0.04 million). The product sales in 2020 represented sales of Macrilen™ (macimorelin) to Novo.

(10)

Operating expenses

Our total operating expense for the six-month period ended June 30, 2020 was $3.9 million as compared with $6.8 million for the same period in 2019, representing a decrease of $2.9 million. This decline arises primarily from a $1.3 million reduction in general and administration expenses, a decrease of $0.8 million in restructuring costs, a $0.6 million reduction in research and development costs, a reduction of $0.4 million in impairment of right to use assets, $0.4 million reduction in selling costs, a $0.2 million gain in modification of building lease and $0.2 million impairment of prepaid asset, offset by an increase of $0.8 million in cost of sales. This decline in operating expenses is in-line with the expected impact of our cost control initiatives previously implemented.

Net finance income

Our net finance income for the six-month period ended June 30, 2020 was $0.05 million as compared with $2.0 million for the same period in 2019, representing a decrease of $1.9 million. This is primarily due to $1.5 million change in fair value of warrant liability, an increase of $0.4 million in other finance income and a $0.03 million decline in gain due to foreign currency exchange rates. Effective June 16, 2020, the Company registered the common shares underlying the 2,608,696 investor warrants and 243,478 placement agent warrants issued on February 21, 2020 and the 3,325,000 investor warrants issued on September 20, 2019 by way of a registration statement which removed the cashless exercise option for registered warrants.

Selected quarterly financial data

	Three months ended
(in thousands, except for per share data) (Unaudited)	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
	$	$	$	$
Revenues	68	1,090	18	283
Net (loss) income	(3,450)	779	(1,006)	(331)
Net (loss) income per share [basic]*	(0.15)	0.04	(0.05)	(0.02)
Net (loss) income per share [diluted]*	(0.15)	0.04	(0.05)	(0.02)

	Three months ended
(in thousands, except for per share data) (Unaudited)	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
	$	$	$	$
Revenues	194	37	1,392	663
Net (loss) income	206	(4,911)	(5,126)	(2,509)
Net (loss) income per share [basic]*	0.01	(0.30)	(0.31)	(0.15)
Net loss per share [basic and diluted]*	0.01	(0.30)	(0.31)	(0.15)

*	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net income (loss) cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations in net finance income, which are impacted by periodic “mark-to-market” revaluations of our warrant liability and of foreign exchange gains and losses. In addition, we cannot predict what the revenues from royalties will be earned from the License Agreement.

(11)

Use of proceeds

We began 2020 with $7.8 million in cash and cash equivalents. During the six-month period ended June 30, 2020, our operating activities consumed $4.9 million, our financing activities provided $3.7 million and the effect of exchange rates on cash and cash equivalents accounted for $0.01 million. As at June 30, 2020 we had $6.7 million of cash and cash equivalents.

Liquidity and capital reserves

Our operations and capital expenditures have generally been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, registered direct offerings and issuances under various “at-the-market” (“ATM”) offering programs. In the first quarter of 2020, we closed the February 2020 Financing with net cash proceeds of $3.9 million. Subsequent to the end of the fiscal quarter, on July 7, 2020, the Company closed a public offering for gross proceeds of $12 million, with the issuance of common shares and warrants and, on August 5, 2020, a registered direct offering priced at-the-market under Nasdaq rules for gross proceeds of $7.0 million. See “Financing activities” under Key Developments on pages 2 and 3 of this MD&A.

	Six months ended June 30,
(in thousands) (Unaudited)	2020	2019

Cash and cash equivalents - Beginning of period	7,838	14,512
Cash flows from operating activities:
Net cash (used in) operating activities	(4,854)	(5,176)
Cash flows from financing activities:
Net cash provided by financing activities	3,690	4
Cash flows from investing activities:
Net cash provided by investing activities	56	50
Effect of exchange rate changes on cash and cash equivalents	13	293
Cash and cash equivalents - End of period	6,743	9,683

Operating Activities

Cash used by operating activities totaled $4.9 million for the six months ended June 30, 2020, as compared to $5.2 million used by operating activities in the same period in 2019. This $0.3 million improvement in operating activities is attributed primarily to the increase in product sales and supply chain activities, the impact of the June 2019 restructuring in Germany, primarily impacting payroll and share-based compensation costs, and the reduced costs of the Study P01 given the differing stage of execution, in the first half of 2020 as compared to the first half of 2019.

Financing Activities

Cash provided by financing activities totaled $3.7 million for the six months ended June 30, 2020, as compared with cash used of $nil in the same period in 2019. On February 21, 2020, the Company closed the February 2020 Financing with net cash proceeds of $3.9 million.

Capital stock

As at June 30, 2020, we had 23,584,071 common shares issued and outstanding, as well as 499,410 stock options and deferred share units outstanding and 8,508,174 share purchase warrants outstanding. As at August 5, 2020, we have 62,678,613 common shares issued and outstanding, as well as 499,410 stock options and deferred share units outstanding and 47,232,366 share purchase warrants outstanding

(12)

Warrants as at August 5, 2020

	Warrants	Exercise Price
	#	$	Expiry date
December 2015 registered direct offering	2,331,000	7.10	December 13, 2020
September 2019 registered direct offering	3,325,000	1.65	September 24, 2024
February 2020 Financing	2,608,696	1.20	August 21, 2025
February 2020 Financing	243,478	1.61719	February 19, 2025
July 2020 Financing	26,666,666	0.45	July 7, 2025
July 2020 Financing	1,866,667	0.5625	July 1, 2025
August 2020 Financing	9,320,907	0.47	February 5, 2026
August 2020 Financing	869,952	0.7040625	August 3, 2025
	47,232,366

On March 10, 2020, we had 28,144 share purchase warrants expire, each with an exercise price of $1.07 and on May 1, 2020 we had 945,000 share purchase warrants expire, each with an exercise price of $4.70.

Long-term incentive and stock option plan

	Six months ended June 30, 2020
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
June 30, 2020	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of period	741,116	3.61	212,000	441	912.00
Granted	—	—	120,000	—	—
Exercised	—	—	(159,000)	—	—
Canceled/Forfeited	(330,350)	2.14	—	—	—
Expired	(84,366)	15.51	—	(431)	912.00
Balance – End of period	326,400	2.03	173,000	10	912.00

Adequacy of financial resources

Since inception, the Company has incurred significant expenses in its efforts to develop and co-promote products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the United States and Canada. As at June 30, 2020, the Company had an accumulated deficit of $319.6 million. The Company also had a net loss of $2.7 million for the six months ended June 30, 2020, and negative cash flow from operations of $4.9 million.

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License Agreement, Novo is funding 70% of the pediatric clinical development submitted to the EMA and FDA, the Company’s sole development activity. In November 2019, Novo contracted AEZS Germany, our wholly owned German subsidiary, to provide supply chain services for the manufacture of Macrilen™ (macimorelin). In April 2020, we announced the results from AEZS-130-P01 (“Study P01”) to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having growth hormone deficiency. The Company plans to proceed with the pivotal second study, AEZS-130-P02 (“Study P02”), with an expected start date in the first quarter of 2021 and an expected completion date in July 2022, according to the pediatric investigation plan (“PIP”) agreement with the EMA. Study P02 is designed to investigate the diagnostic efficacy and safety of macimorelin acetate in pediatric patients from 2 years of age to 18 years of age with suspected growth hormone deficiency.

(13)

As at June 30, 2020, a substantial portion of the Company’s cash is held in AEZS Germany, the Company’s principle operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. Management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In the event the current and medium term liabilities of AEZS Germany exceed the fair values ascribed to its assets, under German solvency laws, it may no longer be possible for AEZS Germany’s operations to continue or for AEZS Germany to transfer cash to Aeterna Zentaris Inc or its U.S. subsidiary, if needed.

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact our operations, including the potential interruption of our clinical trial activities and our supply chain, or that of our licensee. For example, the COVID-19 outbreak may delay enrollment in our clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The pandemic may also impact the ability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Our licensee may be impacted due to significant delays of diagnostic activities in the U.S. To date, the Company has not experienced significant business disruption from COVID-19.

Contractual obligations and commitments

(in thousands)	Service and manufacturing
$
Less than 1 year	910
1 - 3 years	5
4 - 5 years	5
More than 5 years	2
Total	922

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As at June 30, 2020, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

(14)

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described below and under the caption “Risk Factors and Uncertainties” in our most recent Annual Report on Form 20-F for the year ended December 31, 2019 for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Relating to Us and Our Business

Our Common Shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares.

Our Common Shares are currently listed on both the NASDAQ and the TSX under the symbol “AEZS”. We must meet continuing listing requirements to maintain the listing of our Common Shares on the NASDAQ and the TSX. For continued listing, the NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. On July 27, 2020, we received a letter from the Listing Qualifications Staff of the NASDAQ (the “Staff”), notifying us that for the last 30 consecutive business days prior to the date of the letter, the closing bid price of our Common Shares was below $1.00 per share and, therefore, we did not meet the requirement for continued listing on the NASDAQ as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided a grace period of 180 calendar days, through January 25, 2021, to evidence compliance with the Bid Price Rule. To evidence compliance, we must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before January 25, 2021. In the event we do not timely evidence compliance with the Bid Price Rule, we may be eligible for an additional 180-day grace period or may face delisting. In the latter case, we would be entitled to request a hearing before the Nasdaq Hearings Panel, which request would stay any delisting action by the Staff pending completion of the hearing process. NASDAQ’s notice has no immediate effect on the listing of our common shares on NASDAQ and does not otherwise impact our listing on the Toronto Stock Exchange. We are considering the options available to us to evidence compliance with the Bid Price Rule prior to the expiration of the grace period.

In addition to the minimum bid price requirement, the continued listing rules of the NASDAQ require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million, (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our securities by our total outstanding securities) of at least $35 million or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000 (collectively, the “Additional Listing Standards”). If we fail to meet at least one of the Additional Listing Standards, our Common Shares may be subject to delisting after the expiration of the period of time, if any, that we are allowed for regaining compliance.

On April 8, 2020, we received a letter from the Listing Qualifications Staff of the NASDAQ, notifying us that, based upon the net loss for the fiscal year ended December 31, 2019, the Company no longer satisfies the minimum net income requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(3) and does not otherwise satisfy the alternative requirements of market value of listed securities or stockholders’ equity. The Company timely submitted a plan to regain compliance with Nasdaq Listing Rule 5550(b)(3), and on June 3, 2020 the Staff granted the Company an extension of 180 days, through October 5, 2020, to evidence compliance with this requirement. On July 1, 2020, we priced an approximate $12 million public offering of our common stock and warrants, pursuant to which we ultimately raised approximately $10.5 million in net proceeds. As a result of the offering, on July 30, 2020, we received a letter from the Staff notifying us that the Staff determined that we comply with the stockholders’ equity component of the rules, subject to being delisted if in a future periodic report we fail to evidence compliance. There is no assurance that we will maintain compliance, and therefore there can be no assurance that our Common Shares will remain listed on the NASDAQ or the TSX.. If we fail to meet any of the NASDAQ’s or the TSX’s continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly adversely affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our Common Shares. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business opportunities. If our Common Shares are delisted by the NASDAQ or the TSX, the price of our Common Shares may decline, and a shareholder may find it more difficult to dispose, or obtain quotations as to the market value, of such shares. Moreover, if we are delisted, we could incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our Common Shares and the ability of our shareholders to sell our Common Shares in the secondary market.

(15)

It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to “U.S. Holders” (as defined in “Taxation” in our most recent Annual Report on Form 20-F) who directly or indirectly hold stock of a passive foreign investment company (“PFIC”). We will be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is “passive income” or (ii) at least 50% of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2019 taxable year and will not likely be a PFIC during our 2020 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2020 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our Common Shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2020 taxable year).

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds such Common Shares, even if we ceased to meet the threshold requirements for PFIC status. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status. PFIC characterization could result in adverse U.S. federal income tax consequences to U.S. Holders. In particular, absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our Common Shares, as well as certain distributions by us. If we are treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to “mark-to-market” Common Shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the Common Shares. A mark-to-market election will be unavailable with respect to our Common Warrants and is not expected to be available with respect to the Pre-Funded Warrants, which are not likely to be treated as regularly traded on a qualified exchange.

In addition, U.S. Holders may mitigate the adverse tax consequences of the PFIC rules by making a “qualified electing fund” (“QEF”) election; however, there can be no assurance that we will satisfy the record keeping requirements applicable to a QEF or that we will provide the information regarding our income that would be necessary for a U.S. Holder to make a QEF election.

(16)

If the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the IRS (on IRS Form 8621, which PFIC shareholders will be required to file with their U.S. federal income tax or information returns) relating to their ownership of Common Shares. This filing requirement is in addition to any pre-existing reporting requirements that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

For a more detailed discussion of the potential tax impact of us being a PFIC, please see “Taxation” in our most recent Annual Report on Form 20-F. The PFIC rules are complex. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime and any reporting obligations to which they may be subject under that regime.

Our net operating losses may be limited for U.S. federal income tax purposes under Section 382 of the Internal Revenue Code.

If a corporation with net operating losses (“NOLs”) undergoes an “ownership change” within the meaning of Section 382 of the United States Internal Revenue Code of 1986, as amended, then such corporation’s use of such “pre-change” NOLs to offset income incurred following such ownership change may be limited. Such limitation also may apply to certain losses or deductions that are “built-in” (i.e., attributable to periods prior to the ownership change, but not yet taken into account for tax purposes) as of the date of the ownership change that are subsequently recognized. An ownership change generally occurs when there is either (i) a shift in ownership involving one or more “5% shareholders,” or (ii) an “equity structure shift” and, as a result, the percentage of stock of the corporation owned by one or more 5% shareholders (based on value) has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders during the “testing period” (generally the 3 years preceding the testing date). In general, if such change occurs, the corporation’s ability to utilize its net operating loss carry-forwards and certain other tax attributes would be subject to an annual limitation, as described below. The unused portion of any such net operating loss carry-forwards or tax attributes each year is carried forward, subject to the same limitation in future years. The impact of an ownership change on state NOL carryforwards may vary from state to state. Due to previous ownership changes, or if we undergo any future ownership change, our ability to use our NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Sections 382 of the Code. Recent legislation added several limitations to the ability to claim deductions for NOLs in future years, particularly for tax years beginning after December 31, 2020, including a deduction limit equal to 80% of taxable income and a restriction on NOL carryback deductions. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at June 30, 2020. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at June 30, 2020.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

(17)

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at June 30, 2020.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2020 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

(18)

Exhibit 99.1